Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

17 May 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Results for Announcement to the Market

James Hardie announced today its results for the 4th quarter and year ended 31 March 2022 and has filed the following documents with the ASX:

•	Appendix 4E: Preliminary Final Report for the year ended 31 March 2022
•	Media Release
•	Management’s Analysis of Results for the year ended 31 March 2022
•	Management Presentation
•	Consolidated Financial Statements for the year ended 31 March 2022
•	KPMG Actuarial Report for the year ended 31 March 2022

Copies of these documents are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/.

Yours faithfully

James Brennan-Chong
Director of Investor Relations and Market Intelligence

This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK).
Interim Chief Executive Officer and Director: Harold Wiens (USA)
Company number: 485719
ARBN: 097 829 895